July 7, 2009

Via EDGAR and Federal Express

Ms. Kathryn Jacobson

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Re:	Viacom Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 12, 2009

File No. 1-32686

Dear Ms. Jacobson:

On behalf of Viacom Inc., set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated June 30, 2009 concerning our Form 10-K for the fiscal year ended December 31, 2008. For the purposes of this letter, we refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as our “2008 Form 10-K”. References to “we”, “us”, “our” and the “Company” refer to Viacom Inc. For your convenience, our responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	Please separately provide, in writing, the following representations from a corporate officer (in lieu of his or her behalf) acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided the requested representations in this letter.

Sales Returns, Allowances and Uncollectible Accounts, page 71

Item 15(a) – Schedule II – Valuation and Qualifying Accounts, page 134

2.

We note your response to prior comments 7 and 8. In future filings, please include a description of the qualitative and quantitative evidence and your methodology for estimating returns, as set forth in the first and second paragraphs of your response to prior comment 8. Additionally, in future filings, please include a discussion of changes in estimated returns recognized in accordance with SFAS 48, if material. In this regard, please assess materiality on both absolute level of returns and as a percentage of gross sales, when compared to prior periods. Refer to the last sentence of the interpretive response to Question 1 of SAB Topic 13B.

In response to the Staff’s comments, we plan to include a revised sales returns, allowances and uncollectible accounts critical accounting policy in our June 30, 2009 Form 10-Q (incremental disclosure in bold from the policy included in our March 31, 2009 Form 10-Q):

Sales Returns, Allowances and Uncollectible Accounts

Revenue allowances are recorded to adjust amounts originally invoiced to the estimated net realizable value in accordance with revenue recognition guidance set forth in FASB Statement No. 48, Revenue Recognition When Right of Return Exists. Upon the sale of home entertainment, video game and other products to wholesalers and retailers, we record a reduction of revenue for the impact of estimated customer future returns, rebates and other incentives ("estimated returns"). In determining estimated returns, we consider numerous sources of qualitative and quantitative evidence including forecasted sales data, customers’ rights of return, units shipped and units remaining at retail, historical return rates for similar product, current economic trends, competitive environment, promotions and sales strategies.

Forecasted sales data is determined by comparing a particular release to product that has similar characteristics where applicable, such as franchise,

genre, box office levels and release patterns, using regression analysis, decay rates and other tools. Based on the results of this analysis and the sales strategies to be used for the release, we reserve an appropriate percentage of each dollar of product revenue on a title taking into consideration the qualitative and quantitative factors described above. Forecasted sales data is reviewed and updated throughout each quarter, and, with respect to home entertainment product, is consistent with the projections of ultimate revenues used in applying the individual-forecast-computation method to amortize our film costs. Actual sell-through data is reviewed as it becomes available against the forecasted sales data to ensure that estimates continue to be consistent with actual sales performance.

Our estimate of future returns affects reported revenue and operating income. If we underestimate the impact of future returns in a particular period, then we may record less revenue in later periods when returns exceed the estimated amounts. If we overestimate the impact of future returns in a particular period, then we may record additional revenue in later periods when returns are less than estimated. An incremental change of 1% in our estimated sales returns rate (i.e., provisions for returns divided by gross sales of related product) for home entertainment and video game products would have a $44 million impact on our total revenue in 2008. In computing our sales returns rate, gross sales include home entertainment revenues of our Filmed Entertainment segment as well as home entertainment and video game revenues of our Media Networks segment. Home entertainment and video game revenues of our Media Networks segment are included within Media Networks' ancillary revenues.

In future filings, we will include a discussion of changes in estimated returns recognized in accordance with SFAS 48, if material, in accordance with the guidance in Question 1 of SAB Topic 13B.

3.	Furthermore, in order to enhance an investor's understanding of your historical sales returns, please consider
•	defining "weighted average return rate" as used within the context of your response and how it is measured and used by management
•

stating, if true, that the total sales return rate is not derivable from the Form 10-K and the reasons why (i.e, because the sales includes certain home entertainment revenues of the filmed entertainment segment and certain sales included in the ancillary revenues of the Media Network segment, which is not separately disclosed)

•	disclosing how changes in your estimated returns on certain titles could impact your updated estimates of ultimate revenues for films subsequent to their initial release.

We respectfully note that:

•	We refer to our rate of return in our critical accounting policies as the ‘sales returns rate’ and have defined it in the revised disclosure provided in response to the Staff’s comment in #2 above.

•

We have addressed the fact that the gross sales of related product used in computing the sales returns rate is not derivable from the Form 10-K by informing the reader that the relevant Media Networks’ revenues are included within ancillary revenues in the revised disclosure above.

•	The above revised disclosure also includes disclosure of how changes in estimated returns could impact updated estimates of ultimate revenues for films subsequent to their initial release.

Fair Value Measurements, page 72

4.	We note your response to prior comment 6 and your proposed disclosures. Please file your proposed disclosures over EDGAR.

In response to the Staff’s comments, we plan to include a revised goodwill and indefinite-lived intangible assets critical accounting policy in our June 30, 2009 Form 10-Q (incremental disclosure in bold from the policy included in our March 31, 2009 Form 10-Q):

Goodwill and Indefinite-Lived Intangible Assets. The Company’s goodwill at December 31, 2008 relates to its significant reporting units MTVN ($6.7 billion), BETN ($2.7 billion) and Paramount ($1.6 billion). On an annual basis, the test for goodwill impairment is performed using a two-step process, unless there is a triggering event, in which case a test would be performed sooner. The first step is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount. If necessary, the second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. For all periods presented, our reporting units are consistent with our operating segments, in all material respects.

The estimates of fair value of a reporting unit are determined based on a discounted cash flow analysis. A discounted cash flow analysis requires us to make various judgmental assumptions, including assumptions about the timing and amount of future cash flows, growth rates and discount rates. Given the inherent uncertainty in determining these assumptions, actual results may differ from those used in our valuations. To facilitate a better understanding of how these valuations are determined a discussion of our significant assumptions, including a sensitivity analysis with respect to their impact on the estimated value of our reporting units, is provided below.

The assumptions about future cash flows and growth rates are based on the budget and long-term business plans of each operating segment. Such assumptions take into account numerous factors including historical experience, anticipated economic conditions, advertising sales and ratings trends, terms of affiliate license arrangements and anticipated terms of renewals, projected costs for production and programming, number and expected financial performance of films expected to be produced and distributed each year and changes in the reporting unit cost structures.

Discount rate assumptions for each reporting unit take into account our assessment of the risks inherent in the future cash flows of the respective reporting unit and the Company’s weighted-average cost of capital. The Company also reviews marketplace data to assess the reasonableness of its computation of the overall Company's weighted average cost of capital and, when available, the discount rates utilized for each of its reporting units.

In determining the fair value of our reporting units, we used the following assumptions:

•

Expected cash flows underlying our business plans for the periods 2009 through 2013. Our growth rate assumptions for each of our significant reporting units were lower than those utilized in the prior year forecast period; however, they anticipate a higher growth rate than our recent historical experience reflecting the anticipated savings from restructuring actions and other initiatives.

•	Cash flows beyond 2013 are projected to grow at a perpetual growth rate, which we estimated at 3.5%.
•	In order to risk adjust the cash flow projections in determining fair value, we utilized a discount rate of 9% to 12% for each of our reporting units.

Based on our annual assessment using the assumptions described above, a hypothetical 25% reduction in the estimated fair value in each of our reporting units would not result in an impairment condition.

We have performed sensitivity analyses to illustrate the impact of changes in assumptions underlying the first step of the impairment test. Based on our annual assessment:

•

a one percentage point decrease in the five year compound average growth rate of cash flow over the periods 2009 through 2013 would reduce the indicated fair value of our reporting units by a range of approximately 4% to 5% and would not result in an impairment of any reporting unit.

•	a one percentage point decrease in the perpetual growth rate would reduce the indicated fair value of each of our reporting units by a range of approximately 9% to 11% and would not result in an impairment of any reporting unit.

•

a one percentage point increase in the discount rate would reduce the indicated fair value of each of our reporting units by a range of approximately 4% to 17% and would not result in an impairment of any reporting unit.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling at (212) 848-7325, as he will continue to coordinate the Company’s response.

Sincerely,

/s/ Katherine Gill-Charest

Katherine Gill-Charest

Vice President, Deputy Controller

Viacom Inc.

cc:	Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.

Thomas E. Dooley, Senior Executive Vice President, Chief Administrative Officer and Chief Financial Officer, Viacom Inc.

James W. Barge, Executive Vice President, Controller, Tax and Treasury, Viacom Inc. (Chief Accounting Officer)

Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.

Stephen T. Giove, Shearman and Sterling LLP

William Coburn, PricewaterhouseCoopers LLP

Rudy Licciardi, PricewaterhouseCoopers LLP